January 24, 2024

VIA EDGAR

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royalty Pharma plc

Form 10-K for the period ended December 31, 2022

Filed February 15, 2023

File No. 001-39329

Dear Ms. Parikh and Mr. Vaughn,

We are providing this letter following discussions with the staff of the U.S. Securities and Exchange Commission (the “Staff”) on December 18, 2023 and January 5, 2024 related to Question 3 contained in the letter to Terrance Coyne, Chief Financial Officer of Royalty Pharma plc (the “Company”), dated November 27, 2023, regarding the above-referenced filing. As noted in prior correspondence with the Staff dated December 11, 2023 related to Question 3, the Company will no longer report the non-GAAP measure Adjusted Cash Flow. In addition:

•	the Company will not report the proposed non-GAAP measure Portfolio Cash Flow After Capital Deployment, and

•

the Company will report the non-GAAP measure Portfolio Cash Flow, which is contained within a covenant in the Company’s credit agreement. Because this covenant is a material term of its credit agreement, disclosure of Portfolio Cash Flow is material to an investor’s understanding of the Company’s liquidity. In accordance with Question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures, the Company will report Portfolio Cash Flow using the same terminology used in the Company’s credit agreement and as calculated in the credit agreement.

*  *   *

Please do not hesitate to contact me by telephone at (212) 883-2276 or via e-mail at tcoyne@royaltypharma.com with any questions regarding this correspondence.

Very truly yours,

/s/ Terrance Coyne
Terrance Coyne
Executive Vice President and Chief Financial Officer

cc:	Via E-mail

Pablo Legorreta, Founder and Chief Executive Officer

George Lloyd, Executive Vice President, Investments and Chief Legal Counsel

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP